SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

GOL Concludes Equity Capital Increase

São Paulo, June 14, 2021 - GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and B3: GOLL4), (“GOL” or “Company”), Brazil’s largest domestic airline, today announces the conclusion of the term for eligible shareholders to exercise preemptive rights for the subscription of shares in connection with the equity capital increase announced on April 28, 2021 (“Capital Increase”), which was anchored with a R$268 million investment by the Company’s controlling shareholder, the Constantino brothers. GOL’s minority shareholders contributed another R$155 million, bringing the total raised to R$423 million, in line with expectations.

Together with the R$607 million capital increase related to the take-in of the Smiles minority interest, the Company issued approximately R$1 billion of new equity capital this month, making GOL the only South American airline to increase its equity capital over the past 12 months. Proforma for the equity issuances, the Company’s controlling shareholder maintains a 57% economic stake in the equity of GOL. Also, these equity issuances make GOL the most liquid airline stock in Latin America with an average daily trading volume of approximately R$300 million.

When combined with the recent re-tap on the Company’s Secured Notes issuance, GOL has raised over R$2.7 billion of long-term capital this quarter. As a result, the Company has the best balance sheet among all publicly traded airlines in South America, and the resources for growth and investment in its operations as Brazil’s economy recovers.

“Our success in maintaining liquidity through this pandemic is the result of concerted efforts to right-size our balance sheet over the past five years,” said Paulo Kakinoff, CEO. “By minimizing dilution over the past 12 months and executing on two key strategic transactions, we are positioned for meaningful earnings growth as the increase in immunity and beginning of the high season drives a growth in demand for air travel in Brazil.”

Financial Highlights in 2020/1H2021

Since the beginning of 2020, the Company generated over R$6 billion of liquidity through its working capital management while reducing its net debt by R$2 billion. At the same time, GOL completed two earnings-accretive and credit-positive strategic transactions, including the re-integration of its loyalty program Smiles and signing the purchase agreement for MAP Airlines, which provides for growth in the Company’s regional network from São Paulo and Manaus.

Richard Lark, CFO added: “All of the transactions and initiatives that we have initiated or implemented throughout the pandemic have been focused on two primary objectives: (i) ensuring that we keep within compliance of our strict financial policy; and (ii) emerging from the pandemic with our existing cost-advantage over competitors.”

A summary of the key financial highlights during this period:

Equity capital: Capitalized the Company’s balance sheet with approximately R$1.0 billion of new equity via (i) a R$423 million equity Capital Increase and (ii) a R$607 million equity capital issuance as part of the R$1.3 billion take-in of the minority interest of its loyalty program Smiles.

Debt capital: Returned US$530 million in principal and interest to its public market debt investors; paid down R$800 million of local bank debt with utilization of R$300 million of restricted cash; remained current on all interest expense paying more than R$800 million; and raised US$500 million (approximately R$2.7 billion) through the issuance of long-term debt in the public markets.

Costs and cash: Maintained a consistent level of liquidity throughout the crisis; converted 50% of its fixed expenses (aircraft and labor) to variable costs; and properly matched working capital inflows (sales) and outflows (operating expenses, capex and working capital interest expense).

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GOL Concludes Equity Capital Increase

Fleet: Reduced its 2020-2023 MAX aircraft obligations by over R$10 billon via the reduction of 34 firm orders, moving out future deliveries by up to three years, and receiving cash proceeds from its compensation agreement with Boeing; sold 11 NG aircraft generating cash gains of over R$500 million; reduced its fleet by 15 NG aircraft with plans to return an additional five NG aircraft by the end of 2021 thereby decreasing aircraft lease debt by over R$1 billion; and reduction in monthly lease costs of more than 50% through rent reductions, conversion of fixed contracts to PBH (power by the hour) and deferral agreements.

Since the beginning of the pandemic, GOL’s Management provided visibility and transparency of its actions and the variations in supply and demand and the Company emerges from the pandemic as the airline with the lowest leverage among its peers in South America. The contributions of the GOL’s business partners through payment deferrals, discounts and rollovers helped the Company preserve its liquidity throughout this period. As GOL ramps up its operations, it will continue to count on the support of its key partners.

Positioned for Growth in 2H21

As a result of its initiatives, the Company has strengthened its balance sheet and is positioned to emerge from the pandemic with capital structure that meets its long-term financial leverage policy, while minimizing dilution to GOL’s shareholders.

In May, GOL saw a material increase in ticket sales in the Brazilian air travel market, which combined with the other key steps taken by Management, are providing material improvements at this stage of the recovery. For 2Q21, the Company expects a load factor of 81% (versus the 79% previously guided) and recurring unit costs to be down 40% when compared to 2Q20 (versus the down 27% previously guided).

Constantino de Oliveira Júnior, Chairman concluded: “Our Management Team has executed a robust strategy to ensure liquidity, maintain good relationships with all of our main business partners and employees, preserve the Company’s cost advantage and minimize dilution. This positions GOL post-pandemic to create significant shareholder value.”

Information on the Capital Increase

In addition to the information disclosed in the Notice to Shareholders on April 28, 2021 (“Notice to Shareholders”), within the capital increase by private subscription approved at the meeting of the Board of Directors held on April 28, 2021, the Company informs the following:

Conclusion of the Term for Exercise of Preemptive Rights

The term for eligible shareholders to exercise rights for the subscription of shares under Brazilian Law as part of the Capital Increase ended on June 9, 2021. 183,735,889 registered book-entry shares with no par value were subscribed, in the total amount of R$423,060,185.12, comprising: (i) 171,136,137 common shares, subscribed and paid in by the shareholders that exercised the right to subscribe, at the price of R$0.6911 per common share, in the total amount of R$118,272,184.28; and (ii) 12,599,752 preferred shares, subscribed and paid in by the shareholders that exercised the right to subscribe, at the price of R$24.19 per preferred share, in the total amount of R$304,788,000.88.

Among the subscription rights exercised, there will be cancelled the rights of the subscribers who (i) conditioned their subscription to the maximum number of shares of the Capital Increase or (ii) requested, in their respective subscription form, to receive a number of Shares proportional to the number of Shares to be effectively issued.

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GOL Concludes Equity Capital Increase

Thus, the total number of shares to be canceled, regarding the investors who conditioned their subscription will be 18,567 preferred shares. There were no conditional subscriptions in respect to the common shares.

The abovementioned preferred shares subscribed as part of the Capital Increase include 616,104 preferred shares underlying 308,052 ADSs subscribed in the ADS rights offering, each ADS representing two preferred shares. The term for eligible ADS holders to subscribe for new ADSs under the ADS rights offering ended on June 1, 2021.

Company’s Capital Stock Increase

The Board of Directors of the Company will resolve on the ratification of the Capital Increase on a meeting to be held on June 15, 2021.

If the Capital Increase is ratified, the Company's share capital, considering the redemption of Class B and Class C preferred shares issued in connection with the take-in of the Smiles minority interest, shall be increased to R$4,194,953,561.82, divided into 3,034,818,847 common shares and 309,039,417 preferred shares.

As a result of the cancellation of the subscription rights informed above, the Company will return the amounts already paid in on June 17, 2021, without interest, through the custody agents for shareholders who subscribed via B3 and wire transfer to shareholders with shares held through Itaú (custodian), in the bank accounts indicated by the subscribers in their respective subscription form.

The shares to be issued will grant its holders the same rights, advantages and restrictions granted by of each of the existing common and preferred shares issued by the Company, as set forth in its Bylaws, including the right to receive full dividends and/or interest on equity declared by the Company as from the date of the ratification of the Capital Increase.

Assuming the Capital Increase is ratified by the Board of Directors of the Company on June 15, 2021, new preferred shares and new ADSs are expected to be delivered on or as soon as practicable after June 16, 2021 and June 17, 2021, respectively.

More information on the Capital Increase is available on the CVM (http://www.cvm.gov.br/) and B3 (http://www.b3.com.br/pt_br) websites, or on the GOL’s investor relations website (http://ri.voegol.com.br), or in the contacts below.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11) 2128-4700

Media Relations

Becky Nye, Montieth & Company

bnye@montiethco.com

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GOL Concludes Equity Capital Increase

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 36 million passengers annually. With Brazil's largest network, GOL offers customers more than 750 daily flights to over 100 destinations in Brazil and in South America, the Caribbean and the United States. GOLLOG’s cargo transportation and logistics business serves more than 3,400 Brazilian municipalities and more than 200 international destinations in 95 countries. SMILES allows over 16 million registered clients to accumulate miles and redeem tickets to more than 700 destinations worldwide on the GOL partner network. Headquartered in São Paulo, GOL has a team of approximately 14,000 highly skilled aviation professionals and operates a fleet of 127 Boeing 737 aircraft, delivering Brazil's top on-time performance and an industry leading 20-year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

The information contained in this press release has not been subject to any independent audit or review and contains “forward-looking” statements, estimates and projections that relate to future events, which are, by their nature, subject to significant risks and uncertainties. All statements other than statements of historical fact contained in this press release including, without limitation, those regarding GOL’s future financial position and results of operations, strategy, plans, objectives, goals and targets, future developments in the markets in which GOL operates or is seeking to operate, and any statements preceded by, followed by or that include the words “believe”, “expect”, “aim”, “intend”, “will”, “may”, “project”, “estimate”, “anticipate”, “predict”, “seek”, “should” or similar words or expressions, are forward-looking statements. The future events referred to in these forward-looking statements involve known and unknown risks, uncertainties, contingencies and other factors, many of which are beyond GOL’s control, that may cause actual results, performance or events to differ materially from those expressed or implied in these statements. These forward-looking statements are based on numerous assumptions regarding GOL’s present and future business strategies and the environment in which GOL will operate in the future and are not a guarantee of future performance. Such forward-looking statements speak only as at the date on which they are made. None of GOL or any of its affiliates, officers, directors, employees and agents undertakes any duty or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent required by law. None of GOL or any of its affiliates, officers, directors, employees, professional advisors and agents make any representation, warranty or prediction that the results anticipated by such forward-looking statements will be achieved, and such forward-looking statements represent, in each case, only one of many possible scenarios and should not be viewed as the most likely or standard scenario. Although GOL believes that the estimates and projections in these forward-looking statements are reasonable, they may prove materially incorrect and actual results may materially differ. As a result, you should not rely on these forward-looking statements.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2021

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Investor Relations Officer